Exhibit 1

As of September 16, 2025

Fund	Fee as a Percentage of Average Fund Daily Net Assets	Effective Date
Eventide High Dividend ETF	0.49%	August 23, 2024
Eventide US Market ETF	0.39%	December 12, 2024
Eventide Large Cap Growth ETF	0.39%	September 16, 2025
Eventide Large Cap Value ETF	0.39%	September 16, 2025
Eventide Small Cap ETF	0.49%	September 16, 2025
Eventide International ETF	0.59%	September 16, 2025

Strategy Shares

By: _/s/ Jennifer Bailey ____

Print Name: Jennifer Bailey

Title: Secretary

Eventide Asset Management, LLC

By: _/s/ Robin John

Print Name: Robin John

Title: Chief Executive Officer